UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

Potbelly Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

73754Y100
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,044,186 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
2,044,186 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,044,186 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11)
8.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV, IA

CUSIP No. 73754Y100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 2,044,186 shares of Common Stock of the Issuer is $7,485,617, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was working capital of and a separate account managed by the Reporting Person.

Item 4. Purpose of the Transaction.

Item 4 is amended to include the following:

180 Degree Capital Corp. ("180") notes that it is now the largest reporting shareholder of the Issuer. 180 notes further that as shown in the following table, the Issuer's common stock has significantly underperformed relative to other publicly traded quick service restaurant ("QSR") companies over virtually all time periods ranging from the second quarter of 2020 to date to over the prior three years. 180 understands the world is in a pandemic and the restaurant space, in particular, has been severely impacted during this period of time. That said, the Issuers poor stock price performance on a relative basis to its competitors has been dreadful.

Name	QTD Tot Ret	YTD Tot Ret	Tot Ret: Y-1	Tot Ret: Y-2	Tot Ret: Y-3
ARK RESTAURANTS CORP	22.1%	(41.6)%	(33.1)%	(45.5)%	(39.5)%
BJ'S RESTAURANTS INC	40.7%	(48.2)%	(52.8)%	(68.0)%	(46.0)%
CHUY'S HOLDINGS INC	34.9%	(47.6)%	(39.8)%	(57.4)%	(39.8)%
DENNY'S CORP	24.5%	(51.9)%	(51.6)%	(41.9)%	(17.4)%
DINE BRANDS GLOBAL INC	35.9%	(51.3)%	(55.2)%	(48.0)%	3.1%
J ALEXANDER'S HOLDINGS	22.7%	(50.8)%	(56.4)%	(59.8)%	(60.5)%
LUBY'S INC	111.9%	(35.5)%	24.6%	(45.6)%	(54.3)%
RUTH'S HOSPITALITY GROUP INC	17.5%	(63.6)%	(64.4)%	(71.7)%	(62.3)%
FIESTA RESTAURANT GROUP	48.4%	(39.5)%	(52.5)%	(78.8)%	(70.6)%
NOODLES & CO	19.7%	1.8%	(21.2)%	(55.8)%	46.5%
CARROLS RESTAURANT GROUP INC	148.9%	(35.7)%	(48.3)%	(69.9)%	(63.5)%
DEL TACO RESTAURANTS INC	72.3%	(25.2)%	(51.6)%	(56.5)%	(57.3)%
EL POLLO LOCO HOLDINGS INC	67.1%	(6.7)%	36.2%	20.7%	(0.9)%
POTBELLY CORP	(30.4)%	(49.1)%	(56.7)%	(83.9)%	(81.2)%
POTBELLY CORP POSITION RANK (OUT OF 14)	14	10	13	14	14
* Stock price change for each period as of June 26, 2020.

This lack of performance is unacceptable and clearly indicates new approaches are necessary. 180 supports the recent additions to the composition of the Issuer's Board of Directors, including the appointment of Joe Boehm as Interim Lead Independent Director. In addition, we are pleased Steve Cirulis was added to the Issuer's senior management team as Chief Financial Officer and Chief Strategy Officer. These additions bring much needed relevant QSR experience to the Issuer and should eliminate any future need for external consultants to tell the company how to run its business. The Issuer's stock price performance has simply been unacceptable. 180 encourages the Board to execute on any and all steps that are necessary to enhance value for all shareholders.

Item 5.  Interest in the Securities of the Issuer.

Item 5(a), (b), (c) and (d) are hereby amended and restated as follows:

(a)(b) The Reporting Person directly owns, has the power to vote or direct the vote of, and the power to dispose or direct the disposition of 2,044,186 shares of Common Stock of the Issuer. Based upon a total of 23,812,999 outstanding shares of Common Stock as of May 19, 2020, the Reporting Person's shares represent approximately 8.6% of the outstanding shares of Common Stock.

(c)  The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this statement:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase
Common Stock	19,685	$1.8196	5/22/2020
Common Stock	17,884	$1.7900	5/26/2020
Common Stock	21,486	$2.0770	5/29/2020
Common Stock	10,400	$2.0795	6/1/2020
Common Stock	72,849	$2.3099	6/3/2020
Common Stock	27,151	$2.6286	6/11/2020
Common Stock	190,540	$2.3971	6/19/2020
Common Stock	32,296	$2.3295	6/22/2020
Common Stock	200,000	$2.2593	6/23/2020
Common Stock	31,895	$2.0767	6/24/2020

(d) The Reporting Person and the owner of a separate account managed by the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above. This right or power by the separately managed account relates to less than five percent of the outstanding shares of Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2020

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President

SCHEDULE A

Directors and Executive Officers of 180 Degree Capital Corp.

Name	Position and Present Principal Occupation	Principal Business Address	Citizenship
Kevin M. Rendino	Chairman of the Board of Directors and Chief Executive Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Daniel B. Wolfe	Director, President, Chief Financial Officer and Chief Compliance Officer	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Alicia M. Gift	Senior Controller and Secretary	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Robert E. Bigelow, III	Vice President of Fund Development	7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Stacy R. Brandom	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Richard P. Shanley	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA
Parker A. Weil	Independent Director	c/o 180 Degree Capital Corp. 7 N. Willow Street, Suite 4B, Montclair, NJ 07042	USA